Exhibit 99.2

Financial Statements
of
GCE Holding LLC

December 31, 2013

GCE Holding LLC
Consolidated Statements of Operations
For the Year Ended December 31,
(In thousands)

2013 *

Operating revenues	$79,775
Operating expense	15,055
Depreciation and amortization expense	16,046
Taxes other than income	4,557
Income from operations	44,117
Other income and (deductions)	(23)
Interest expense	13,376
Income	$30,718

The accompanying Notes to the Consolidated Financial Statements are an integral part of the financial statements.
* Not covered by report included in Exhibit 99.1.

GCE Holding LLC
Consolidated Balance Sheets
As of December 31,
(In thousands)

2013*

Assets
Current assets:
Cash	$16,367
Restricted cash	—
Regulatory assets	364
Accounts receivable	9,065
Other current assets	351
Fuel oil inventory	3,642
Materials & supplies inventory	2,077
Unamortized debt expense	484
32,350
Property, plant and equipment:
In-service	477,812
Accumulated depreciation and amortization	(46,592)
431,220
Long term assets:
Unamortized debt expense	12,678
Regulatory assets	10,057
22,735
Total assets	$486,305

Liabilities and Equity
Current liabilities:
Accounts payable	$3,108
Accrued liabilities	2,074
Regulatory liabilities	1,016
Other current liabilities	507
Current portion of long term debt	8,002
Interest payable on long term debt	3,232
Derivative Liability	—
17,939
Long term liabilities:
Long term debt	228,498
Regulatory liability	2,652
Asset retirement obligation	612
Other long-term liabilities	49
231,811
Equity:
Paid-in capital	236,555
Retained earnings	—
236,555
Total liabilities and equity	$486,305
The accompanying Notes to the Consolidated Financial Statements are an integral part of the financial statements.
* Not covered by report included to in Exhibit 99.1.

GCE Holding LLC
Consolidated Statements of Cash Flows
For the Year Ended December 31,
(In thousands)

2013 *

Net income	$30,718
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	15,976
Amortization of Debt Issuance Costs	1,208
Amortization of regulatory assets	160
Net regulatory asset/liability	6,538
Net derivative asset/liability	(6,538)
Changes in:
Accounts receivable	2,285
Other current assets	278
Fuel oil inventory	(22)
Materials & supplies inventory	(38)
Accounts payable	(1,631)
Accrued liabilities	142
Other current liabilities	415
Interest payable on long term debt	3,208
Regulatory asset/liability	(2,100)
Total cash provided by operating activities	50,599

Plant expenditures including AFUDC debt	(782)
Changes in restricted cash	11,351
Other	—
Total cash provided by investing activities	10,569

Borrowings of long term debt	236,500
Repayments of long term debt	(228,395)
Debt issuance costs	(9,275)
Distribution of capital	(43,631)
Contribution of capital	—
Total cash used in financing activities	(44,801)

Net change for the period	16,367
Balance at the beginning of the period	—
Balance at the end of the period	$16,367

Cash paid during the period for:
Interest	$7,816

The accompanying Notes to the Consolidated Financial Statements are an integral part of the financial statements.
* Not covered by report included in Exhibit 99.1.

GCE Holding LLC
Consolidated Statements of Changes in Partnership Equity
For the Years Ended December 31, 2013
(In thousands)

Paid-in Capital	Consolidated

Balance as of December 31, 2012 *	249,323
Distribution of capital	(12,768)
Balance as of December 31, 2013 *	$236,555

Retained Earnings	Consolidated

Balance as of December 31, 2012 *	145
Income for 2013	30,718
Distribution to partners	(30,863)
Balance as of December 31, 2013 *	$—

The accompanying Notes to the Consolidated Financial Statements are an integral part of the financial statements.
* Not covered by report included in Exhibit 99.1.

GCE Holding LLC
Notes to the Consolidated Financial Statements
(Amounts as of and for the period ended December 31, 2013 are not covered by the report included in Exhibit 99.1)

Organization

GCE Holding LLC (GCE) is a 50-50 joint venture between The United Illuminating Company (UI) and NRG Connecticut Peaking Development LLC, an indirect wholly-owned subsidiary of NRG Energy, Inc. (NRG). GenConn Energy LLC (GenConn) is a wholly-owned subsidiary of GCE. GenConn consists of two peaking generation plants, GenConn Devon LLC (GenConn Devon) and GenConn Middletown LLC (GenConn Middletown), which were chosen by the Connecticut Public Utilities Regulatory Authority (PURA), formerly the Department of Public Utility Control (DPUC), to help address the state’s growing need for more power generation during the heaviest load periods. The two peaking generation plants, each with a nominal capacity of 200 megawatts (MW), are located at NRG’s existing Connecticut plant locations in Devon and Middletown. GenConn Devon became operational in June 2010 and GenConn Middletown became operational in June 2011.

Basis of Presentation

The accounting records of GenConn are maintained in conformity with accounting principles generally accepted in the United States of America (GAAP).

The accounting records for GenConn are also maintained in accordance with the uniform systems of accounts prescribed by the Federal Energy Regulatory Commission (FERC) and PURA.

The preparation of financial statements in conformity with GAAP requires management to use estimates and assumptions that affect (1) the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and (2) the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain amounts reported in the Consolidated Financial Statements in previous periods have been reclassified to conform to the current presentation, primarily related to the presentation of intercompany receivables and payables.

GenConn has evaluated subsequent events through the date its financial statements were available to be issued, March 27, 2014.

Consolidation

The consolidated financial statements of GCE include the results of operations and financial position of its wholly-owned subsidiaries GenConn Devon and GenConn Middletown. Intercompany accounts and transactions have been eliminated in consolidation.

Regulatory Accounting

GenConn bid its full capacity of the GenConn Devon and GenConn Middletown facilities into the ISO-New England, Inc. (ISO-NE) Locational Forward Reserve Market (LFRM) pursuant to directives from PURA for the winter 2011/2012 period (October 1, 2011 - May 31, 2012), for the summer 2012 period (June 1, 2012 - September 30, 2012) and for the winter 2012/2013 period (October 1, 2012 - May 31, 2013).   GenConn also had LFRM obligations for the summer of 2013 (June 1, 2013 - September 30, 2013) and for the winter 2013/2014 period (October 1, 2013 - May 31, 2014), as directed in PURA’s decision in Docket No. 12-07-14 Re01, Application of GenConn Energy LLC for Establishment of 2013 Revenue Requirements and PURA’s decision, dated April 11, 2013, in Docket No. 08-01-01RE03, DPUC Review of Peaking Generation Projects - Market Rule Changes re:

New Audit Rules. The units have Capacity Supply Obligations in the ISO-NE Forward Capacity Market (FCM) effective June 1, 2013 and for all FCM periods transacted so far, through May 31, 2017.

According to PURA’s decision dated December 11, 2013 in Docket No. 13-6-38, Application of GenConn Energy LLC for Establishment of 2014 Revenue Requirements, GenConn will bid into the Winter 2014/2015 and Summer 2014 Locational Forward Reserve Market auctions using the then latest ISO-NE fast-start capacity ratings with no additional reduction(each bid shall favor the 10-minute market with only excess capacity bid into the 30-minute market) and shall bid into the 2017 FCM as Existing Capacity, and shall not submit any delist bids for the period June 1, 2017 to May 31, 2018.

GenConn filed a revenue requirements request with PURA on June 28, 2013, seeking approval of 2014 revenue requirements for the period commencing January 1, 2014 for both the GenConn Devon and GenConn Middletown facilities. As part of the request, GenConn requested an interim decision relative to treatment of ISO-NE market rule changes related to LFRM penalties effective October 1, 2013. A Final Decision was received on September 25, 2013 approving the recommended changes to the Contract for Difference (CfD) to reflect the ISO-NE market rule changes.  GenConn requested revisions to the CfD so that the Contract Monthly LFRM Revenue term, that calculates the credit to the Buyer associated with LFRM revenues, includes an adjustment that would reduce the credit to the Buyer associated with the Failure-to-Activate penalty and the Failure-to-Reserve penalty by the amount resulting solely from the market rule change related to LFRM penalties. This change appropriately accounts for and passes charges for recovery through the CfD invoices.  A Final Decision was issued by PURA on December 11, 2013 approving revenue requirements of $68.259 million for GenConn ($30.779 million for the GenConn Devon facility and $37.480 million for the GenConn Middletown facility). Additionally, GenConn was granted a 9.95% Return on Equity (ROE) for 2014.

GenConn filed a revenue requirements application with PURA on July 27, 2012, seeking approval of its 2013 revenue requirements for both the GenConn Devon and GenConn Middletown facilities. A final decision (2013 Decision) was issued by PURA on January 9, 2013 approving revenue requirements of $73.3 million for GenConn ($33.1 million for the GenConn Devon facility and $40.2 million for the GenConn Middletown facility). Additionally, GenConn was granted a 9.75% Return on Equity (ROE) for 2013. PURA also ruled in the 2013 Decision that GenConn project costs that were in excess of the proposed costs originally submitted in 2008, were prudently incurred and are recoverable. Recovery of these costs is included in the 2013 Decision. The increase in project costs was driven in large part by increased financing costs and the cost to build interconnection facilities at GenConn Middletown.

Certain ISO-NE revenues and charges that were not included in the Contract for Differences (CfD) calculation were recorded and collected or paid through the ISO-NE settlement process from June 2010 through September 2011. In GenConn’s 2011 revenue requirements proceeding, parties in that proceeding questioned the treatment of the revenues and charges with respect to the CfD calculation. The parties reached a settlement, which was approved by PURA, wherein GenConn reimbursed Connecticut Light & Power (CL&P) $3.0 million during the first quarter of 2012. This amount was fully accrued as of December 31, 2011.

Management has determined that GenConn meets the criteria for an entity with regulated operations as defined by the authoritative guidance on accounting for the effects of certain types of regulation. As such, GenConn has established regulatory assets for certain costs deferred if it is probable that it will be able to recover such costs in future revenues, and has established regulatory liabilities for certain obligations recognized if it is probable that it will be relieved of such liabilities in future revenues based on the criteria outlined in the PURA decisions related to the types of costs that are recoverable. Furthermore, GenConn has received approval from PURA in its final revenue requirements decisions allowing for the recovery and/or return of property taxes, transmission related operating costs and interest expense. GenConn’s regulatory assets and liabilities as of December 31, 2013 are set forth below (in thousands):

Regulatory Assets:	Remaining Period	As of December 31, 2013
Mark-to market adjustments related to interest rate swaps	(a)	$—
Property taxes	1 year	669
Deferred project costs	(b)	8,439
Financing costs	26 years	1,185
Operating costs	(c)	9
Sales & Use tax	(d)	80
Interest Expense	(e)	39
Total Regulatory Assets		10,421
Less current portion of Regulatory Assets		364
Regulatory Assets, long-term		$10,057

Regulatory Liabilities:
Operating costs	(c)	$1,263
Interest expense	(e)	1,232
Maintenance costs	(f)	879
Debt amortization	(g)	294
Total Regulatory Liabilities		3,668
Less current portion of Regulatory Liabilities		1,016
Regulatory Liabilities, long-term		$2,652

(a) Interest rate swaps were terminated as part of the September 17, 2013 refinancing of the Company's long-term debt.

(b) Represents project repair costs. Recovery to be determined in future revenue requirements.

(c) Represents a true-up of actual transmission related operating costs to amounts allowed in revenue requirements. The current portion will be determined in future revenue requirements proceedings.

(d) Represents a true-up of actual Sales & Use taxes to amounts allowed in revenue requirements. Recovery will be determined in future revenue requirement proceedings.

(e) Represents a true-up of actual interest costs to amounts allowed in revenue requirements. The current portion will be recovered or returned in 2013 as allowed in PURA final decisions. The recovery or return of the long-term portion will be determined in future revenue requirements proceedings.

(f) Represents current collections for future anticipated large equipment maintenance costs.

(g) Represents a true-up of debt amortization expense to amounts allowed in revenue requirements. The return will be determined in future revenue requirements proceedings.

Cash and Temporary Cash Investments

GenConn considers all of its highly liquid debt instruments with an original maturity of three months or less at the date of purchase to be cash and temporary cash investments.

Restricted Cash

The use of all cash, including amounts derived from borrowings of notes payable and long-term debt as well as from the collection of accounts receivable, was restricted per the project financing agreements as certain payments, such as scheduled payments of long-term debt, are required to be made prior to dividend payments. Payments made outside the provisions of the project financing require prior approval from the bank. As a result of the debt refinancing discussed in the Long-Term Debt section, no restrictions exist as of December 31, 2013.

Inventory

Inventory primarily consists of fuel oil and materials and supplies. Fuel oil is stated primarily at the lower of cost or market value under the weighted average cost method. Materials and supplies inventory is valued at weighted average cost and is expensed to operating expense or capitalized to property, plant and equipment as the parts are utilized and consumed.

Accrued Liabilities

Accrued liabilities primarily consist of accrued property tax expense relating to GenConn Devon and GenConn Middletown which have entered into 30 year tax stabilization agreements with the City of Milford and the City of Middletown, respectively.

Asset Retirement Obligation

The fair value of the liability for an asset retirement obligation is recorded in the period in which it is incurred and the cost is capitalized by increasing the carrying amount of the related long-lived asset. The liability is adjusted to its present value periodically over time, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement, the obligation is settled either at its recorded amount or a gain or a loss is incurred.

Revenue Recognition

Operating revenues are recognized when contractually earned in the period provided and consist of revenues received from power and capacity sales into the ISO-NE markets and from CL&P under the CfD based on authorized rates approved by regulatory bodies and can be changed only through formal proceedings

Property, Plant and Equipment (PP&E)

PP&E is reflected in the accompanying Balance Sheet at cost. Provisions for depreciation on in-service PP&E are computed on a straight-line basis over a 30 year life which was determined by the term of the CfD (see below) and is representative of the economic life of the plant. The costs of current repairs, major maintenance projects and minor replacements are charged to appropriate operating expense accounts as incurred. Other plant includes other project costs primarily related to civil, mechanical, and electrical site work. GCE’s in-service property, plant and equipment were comprised as follows (in thousands):

2013
Gas Turbines	$139,027
Other Plant	303,524
Capitalized Interest (AFUDC)	35,261
Gross PP&E In-service	$477,812

Impairment of Long-Lived Assets and Investments

The authoritative guidance on property, plant, and equipment requires the recognition of impairment losses on long-lived assets when the book value of an asset exceeds the sum of the expected future undiscounted cash flows that result from the use of the asset and its eventual disposition. If impairment arises, then the amount of any impairment is measured based on estimated fair value.

The authoritative guidance on property, plant, and equipment also requires that rate-regulated companies recognize an impairment loss when a regulator excludes all or part of a cost from rates, even if the regulator allows the company to earn a return on the remaining costs allowed. The probability of recovery and the recognition of regulatory assets under the criteria of the authoritative guidance on accounting for the effects of certain types of regulation must be assessed on an ongoing basis. At December 31, 2013, GenConn (as a rate regulated entity) did not have any assets that were impaired under this standard.

Allowance for Funds Used During Construction (AFUDC)

In accordance with the uniform system of accounts prescribed by the FERC and PURA, GenConn capitalizes AFUDC, which represents the approximate cost of debt and equity devoted to plant under construction and is included in Interest Expense for the portion related to debt and Other Income and Deductions for the portion related to equity in the accompanying Consolidated Statements of Operations.

Contract for Differences

GenConn recovers its costs under two PURA-approved CfD agreements which are cost of service based and settle on a monthly basis. GenConn has signed CfDs for both facilities with CL&P both with terms of 30 years beginning upon the operations of each plant. Under the terms of the CfD, CL&P will either pay GenConn Devon and GenConn Middletown for the under-recovery or will be reimbursed by those entities for the over-recovery of revenues based on their participation in the ISO-NE markets.

These contracts are accounted for on an accrual basis. Under the CfDs, GenConn agrees that the PURA will determine its cost-of service rate in accordance with the related decisions. Also under the CfD, GenConn agrees to have the units participate and to bid all of the units in ISO-NE Markets as directed by the PURA.

Long‑Term Debt

GenConn issued $236.5 million of senior secured notes in the private placement market on September 17, 2013. GenConn used the proceeds to (1) repay $225 million outstanding under a credit agreement that had been obtained from a consortium of banks on April 24, 2009 for construction and related activities; (2) terminate the interest rate swap that had been required under the credit agreement; (3) rebalance its capital structure to the regulated capital structure of 50% debt and 50% equity; and (4) pay issuance costs. Required principal payments and payments from a sinking fund are scheduled so that on the maturity date of July 25, 2041 the senior secured notes will be paid in full. Information regarding principal payments is set forth below (in thousands):

During the twelve months ended December 31st:	Total
2014	$8,002
2015	8,002
2016	8,002
2017	8,002
2018	8,002
2019 and thereafter	196,490
$236,500

Also on September 17, 2013, GenConn closed on a new secured working capital facility with commitments totaling $35 million from two banks. The working capital facility also permits the issuance of letters of credit. GenConn may borrow under the working capital facility at interest rates equal to either the Base Rate or Eurodollar Rate plus the Applicable Margin, as each is defined in the related agreement. The maturity date of the working capital facility is September 17, 2018. As of December 31, 2013, there were no borrowings under the working capital facility, and there were letters of credit outstanding totaling approximately $28.5 million.

Substantially all of the assets of GenConn serve as collateral for the private placement debt and working capital facility. As of December 31, 2013, the carrying value of the Long-Term Debt approximated fair value. Under each of the private placement debt and working capital facility agreements, GenConn is required to comply with certain covenants including the requirement to maintain a Consolidated Indebtedness to Total Capitalization ratio (as defined in the agreements) not to exceed 60%. As of December 31, 2013, GenConn’s Total Indebtedness to Total Capitalization ratio was 50%. In addition, GenConn is subject to a dividend payment test whereby dividends are permitted if the debt service coverage ratio (as defined in the agreements) for the last twelve months is at least 1.2 to 1.0. As of December 31, 2013, GenConn’s debt service coverage ratio was 4.38.

Unamortized Debt Expense

GCE and GenConn deferred debt issuance costs incurred on the bank and project financings are being amortized over the term of the related debt and have been allocated proportionately to both GenConn Devon and GenConn Middletown. The amortization and associated unamortized debt issuance cost balances are accounted for at GenConn Devon and GenConn Middletown as such amounts are recovered in rates. The unamortized debt issuance costs are included in Unamortized Debt Expense in the accompanying Consolidated Balance Sheet as of December 31, 2013.

Related Party Transactions

There are no employees of GCE or any of its subsidiaries. UI and NRG (the Partners) are paid, through GCE, for services to GenConn which include administration, plant operations, construction and energy management pursuant to contractual arrangements. As of December 31, 2013, amount owed to the Partners for services was $1.6 million is included in Accounts Payable in the accompanying Consolidated Balance Sheet. For the years ended December 31, 2013, amount paid to the Partners for services was $12.4 million.

For the year ended December 31, 2013, amount paid to the Partners, through GCE, for interest was zero.
Interest expense on related party notes from the Partners, for the year ended December 31, 2013, was zero.

GenConn made earnings distributions, through GCE, to the Partners of $30.8 million for the year ended December 31, 2013.

GenConn returned a portion of the Partner’s investment, through GCE, of $12.8 million for the year ended December 31, 2013.

GenConn Devon and GenConn Middletown lease both facilities and land from Devon Power LLC (Devon Power) and Middletown Power LLC (Middletown Power), respectively, both of which are subsidiaries of NRG. See the Lease Obligations section for additional details.

Income Taxes

GCE is not subject to federal or state income taxes. UI and NRG are required to report on their federal and, as required, state income tax return its share of GCE’s income, gains, losses, deductions and credits. Accordingly, there is no provision for income taxes in the accompanying consolidated financial statements.

Derivatives

In connection with the Project Financing, in April 2009, GenConn entered into an interest rate swap agreement with each of the five banks participating in the syndication to reduce the risk of unfavorable changes in variable interest rates related to a portion of the Project Financing. The swaps had the effect of converting variable rate payments to fixed rate payments, on approximately $42 million to $121 million principal amount outstanding of Project Financing debt through December 31, 2014, with quarterly settlements that began on March 31, 2010. Any income generated from the agreement was expected to be credited to customers and any expense generated was expected to be recovered from customers through PURA-approved revenue requirements. GenConn accounted for the interest rate swap agreement as an economic hedge. As such, GenConn established a regulatory liability or asset for the mark-to-market adjustments related to the interest rate swaps. As of December 31, 2012, $6.5 million was recorded as a Derivative Liability offset by a Regulatory Asset in the accompanying Consolidating Balance Sheet. On September 17, 2013, the interest swap agreement was terminated in conjunction with the private placement. The settlement payment as a result of such termination is included in unamortized debt expenses as approved by PURA.

The fair value hierarchy levels are Level 1 (quoted prices in active markets for identical assets and liabilities), Level 2 (significant other observable inputs), and Level 3 (significant unobservable inputs).

GenConn utilized an income approach valuation technique to value the interest rate swap derivatives measured and reported at fair value. As required by the authoritative guidance on fair value measurements, financial assets and liabilities are based on the lowest level of input that is significant to the fair value measurement. The interest rate swaps were valued based on the annual London Interbank Offering Rate (LIBOR) index. GenConn’s assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of the fair value of assets and liabilities and their placement within the fair value hierarchy levels. GenConn had determined the fair value of its interest rate swap derivatives was measured using Level 2 inputs.

Contingencies

In the ordinary course of business, GCE and its subsidiaries are involved in various proceedings, including legal, tax, regulatory and environmental matters, which require management’s assessment to determine the probability of whether a loss will occur and, if probable, an estimate of probable loss. When assessments indicate that it is probable that a liability has been incurred and an amount can be reasonably estimated, GCE accrues a reserve and discloses the reserve and related matter. GCE discloses matters when losses are probable for which an estimate is reasonably possible. Subsequent analysis is performed on a periodic basis to assess the impact of any changes in events or circumstances and any resulting need to adjust existing reserves or record additional reserves.

GenConn Middletown Cable System

Two circuits, referred to as “5X” and “6X,” connect the four units at the GenConn Middletown facility to the gas insulated substation.  In April 2011, the 5X circuit failed. Multiple repairs were made. However, the repairs failed to correct persistent partial discharge that was detected through periodic testing.  In March 2012, GenConn filed a lawsuit seeking damages against the electrical contractor responsible for the design and installation of the 5X and 6X and one of its subcontractors. During that same month, the former electrical contractor responsible for the failed installation filed a counterclaim in the amount of approximately $1.8 million and a mechanic’s lien on the GenConn Middletown facility in that same amount.

The parties to the litigation are presently discussing a potential mediation to occur in April 2014. Trial is currently expected to begin in June 2014.   Please refer to Deferred Project Costs included in the Regulatory Accounting table for further information for costs incurred as of December 31, 2013 regarding the defective equipment.

On July 13, 2012, the 5X circuit and the two units it serviced were taken out of service. On August 8, 2012, the 6X circuit and the remaining two units at the GenConn Middletown facility were taken out of service. This was done because of operation and safety concerns raised by retained experts and by further partial discharge testing. GenConn has amended its complaint, to seek additional damages, including those related to 6X. Further, GenConn hired another electrical contractor to undertake the replacement of the defective equipment. The defective equipment was replaced during the second half of 2012 and all four units were returned to service on January 19, 2013.  As a result of the outage, GenConn incurred penalties for not achieving availability in the LFRM in the amount of approximately $0.1 million during the twelve months ended December 31, 2012. Penalties incurred from January 1 through January 19, 2013 were minor. The penalties incurred are included in the Operating Expenses in the accompanying Consolidated Statements of Operations. The amount is net of the amount of coverage GenConn obtained for the unavailable capacity.

In order to comply with certain covenants under its project financing, GenConn Middletown has posted a surety bond for the total amount of the mechanic’s lien, which discharged the lien.   As of December 31, 2013, GenConn Middletown has recorded $1.1 million as a regulatory asset related to the former electrical contractor’s $2.2 million counterclaim. Based on information obtained in discovery, the remaining $1.1 million appears to be comprised of the contractor’s alleged costs for performing repair and investigative work related to the April 2011 failure and the subsequent partial discharge, plus overhead, profit, legal and expert witness fees, all of which have yet to be billed. GenConn Middletown is currently assessing this claim, as discovery is still ongoing.

  To the extent that GenConn is required to satisfy any of the claims, recovery of such costs would be expected through future rates.

Other

In July 2011, GenConn Devon and the former general contractor responsible for the construction of the GenConn Devon facility entered into a settlement agreement with respect to change order requests and delay and impact claims and pursuant to which GenConn Devon paid a settlement amount of $10.5 million upon satisfaction of certain conditions performed by the former general contractor. In April 2011, GenConn Middletown settled a claim by the former general contractor for work at the GenConn Middletown facility and entered into a settlement agreement pursuant to which GenConn Middletown paid a settlement amount of $3.0 million which is included in Property, Plant and Equipment in the accompanying Consolidated Balance Sheet. PURA has approved GenConn’s recovery of the associated costs.

In December 2010, GenConn Middletown was required to provide a $1.4 million Letter of Credit (LC) to the owner of the transmission facilities to which GenConn Middletown connects. The LC is related to remaining work on the transmission facilities. Correspondingly, GenConn Middletown had a $3.5 million performance bond from the contractor required to complete the remaining work. In April 2011, GenConn Middletown was required to provide an additional $0.9 million LC for additional work on the same transmission facilities. In February 2013, the $0.9 million LC was reduced to $0.1 million. During the second quarter of 2013, the $0.1 million was released by the owner of the transmission facilities. The $1.4 million LC was released by the owner of the transmission facilities during the first quarter of 2013. The $3.5 million performance bond from the contractor was released on October 2, 2013 as all work on the transmission facilities is complete.

Lease Obligations

Operating leases with Devon Power LLC and Middletown Power LLC consist primarily of leases of facilities and land for both GenConn Devon and GenConn Middletown. The term of the leases coincide with the maturity of the senior secured notes (2040 for GenConn Devon and 2041 for GenConn Middletown). For the year ended December 31, 2013, total operating lease expense for GenConn Devon and GenConn Middletown was $1.2 million. The future minimum lease payments under these operating leases are estimated to be as follows (in thousands):

	GenConn	GenConn
Twelve months ended December 31st:	Devon	Middletown
2014	$579	$668
2015	579	668
2016	579	668
2017	579	668
2018	579	668
2019 and thereafter	12,401	14,975
	$15,296	$18,315